Health Care REIT and Windrose Announce Merger Agreement September 13, 2006 Subject Company: Windrose Medical Properties Trust Commission File No. 001-31375 Date: September 13, 2006 Filed by Windrose Medical Properties Trust pursuant to Rule 165 and Rule 425(a) under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Safe Harbor This document may contain "forward-looking" statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements describe, among other things, the beliefs, expectations, plans and strategies of Health Care REIT, Windrose and the combined entity that are not based on historical facts. These forward-looking statements concern and are based upon, among other things, the prospective merger of Health Care REIT and Windrose; the possible increase in the size and composition of the portfolios of each entity and the combined entity; potential benefits associated with the proposed transaction; the sale of properties; the performance of the operators and properties of each of Health Care REIT and Windrose; the ability of each of Health Care REIT and Windrose to complete the transaction, to integrate their operations and to achieve expected savings and synergies; the ability to make new investments and to maintain returns from existing investments; the ability to enter into agreements with new and existing tenants; the ability of each of Health Care REIT and Windrose to make distributions; the policies and plans of each of Health Care REIT and Windrose regarding investments, financings and other matters; the tax status of each of Health Care REIT and Windrose as a real estate investment trust; the ability of each of Health Care REIT and Windrose to appropriately balance the use of debt and equity; the ability of each of Health Care REIT and Windrose to access capital markets or other sources of funds; and the ability of each of Health Care REIT and Windrose and of the combined entity to meet earnings guidance. Forward- looking statements include any statement that includes words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Expected results may not be achieved, and actual results may differ materially from expectations. This may be caused by various factors, including, but not limited to: changes in economic or general business conditions; the status of capital markets, including prevailing interest rates; issues facing the health care industry, including compliance with, and changes to, regulations and payment policies and operators' difficulty in obtaining and maintaining adequate liability and other insurance; changes in financing terms; competition within the health care and senior housing industries and specialty medical property market; negative developments in the operating results or financial condition of operators and tenants; the ability to transition or sell facilities with a profitable result; the failure of closings to occur as and when anticipated; acts of God; the ability to reinvest sale proceeds at sufficiently high yields; operator and tenant bankruptcies or insolvencies; government regulations affecting the health care sector; liability claims and insurance costs for operators and tenants; unanticipated difficulties and/or expenditures relating to future acquisitions; hostile acts of third parties; changes in rules or practices governing financial reporting; and other factors affecting the execution of the transaction and subsequent performance, including REIT laws and regulations, anti-takeover provisions and retention of key management personnel; receipt of shareholder and third party approvals without unexpected delays or conditions; timely implementation and execution of merger integration plans; the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; and no unanticipated developments relating to previously disclosed lawsuits or similar matters. In addition, the ability of Health Care REIT/Windrose to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace); and other risks and uncertainties described from time to time in Health Care REIT/Windrose public filings with the SEC. Neither Health Care REIT nor Windrose assume any obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements. Health Care REIT's Web site: www.hcreit.com Windrose's Web site: www.windrosempt.com

Presentation Outline Transaction Summary Transaction Rationale Purchase Price Valuation Analysis Windrose Portfolio Overview Windrose Capitalization Structure Windrose Infrastructure Transition Post Merger Company Profile Financial Impact Appendix - Health Care REIT Information

Transaction Summary Windrose will merge into Health Care REIT at a 0.4509 exchange ratio subject to an increase up to a maximum of 0.4650 Acquisition price of $877 million includes the assumption of outstanding debt totaling $426 million as of June 30, 2006 Upon closing, Windrose shareholders will own approximately 15% of Health Care REIT, assuming full conversion of Windrose's outstanding convertible preferred stock Customary quarterly common and preferred dividends will continue be paid with any required proration Transaction subject to approval of Windrose stockholders and other customary closing conditions No Health Care REIT stockholder approval required Expected to close on or about year-end 2006

Transaction Rationale The merged entity will offer: Expertise and critical mass across all sectors of senior housing and health care real estate Property management and development capabilities Increased portfolio growth potential through expanded investment and development opportunities Enhanced asset type diversification, reduced tenant concentration, and a favorable investment maturity profile Improved key portfolio metrics including higher non-governmental component of tenant revenues

Purchase Price Valuation Analysis Price of $18.06 per share implies a premium of 19% based on 9/12/2006 share price 12.8x current 2007 FFO consensus estimates

Windrose Portfolio Overview Windrose Portfolio Overview

Windrose Asset Types Data as of June 30, 2006 Data as of June 30, 2006

Windrose Asset Types MOB OT/DF ASC HOS East 0.88 0.048 0.032 0.038 MOB OT/DF ASC HOS East 0.81 0.06 0.05 0.08 Data as of June 30, 2006 Data as of June 30, 2006

Windrose Geographic Concentration Invested in 11 states as of June 30, 2006 Top five states represent 74% of the portfolio 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 FL TX CA NV GA AZ NJ AL TN NC IL East 0.23 0.21 0.13 0.09 0.08 0.07 0.05 0.05 0.04 0.03 0.02 Annual Rent excludes CAM reimbursements Data as of June 30, 2006

Windrose Tenant Concentration Currently have approximately 550 tenants On a combined portfolio basis, the largest Windrose tenant represents approximately 1% of total revenue Top ten tenants represented only 26.5% of the total occupied square feet at 6/30/06 occupied square feet at 6/30/06 occupied square feet at 6/30/06 occupied square feet at 6/30/06 occupied square feet at 6/30/06 occupied square feet at 6/30/06

Windrose Capitalization Structure $877 million total capitalization $451 million equity market cap (assuming full conversion of Windrose Series A convertible preferred stock and an $18.06 purchase price) $375 million secured debt $51 million trust preferred securities

Windrose Infrastructure Transition Windrose will operate as a division of Health Care REIT Fred Klipsch and Fred Farrar will become officers of both Health Care REIT and Windrose Medical Properties Division post-closing Fred Klipsch will join Health Care REIT's board of directors Toledo remains corporate headquarters Indianapolis and Nashville offices will be maintained

Post Merger Company Profile More than 550 buildings in 37 states Gross real estate investments of approximately $4 billion Enterprise value of approximately $5 billion Enhanced portfolio Asset type Geographic diversification Tenant concentration Investment maturity profile

Improved Portfolio Diversification NF ALF IL / CCRC SCH East 0.45 0.33 0.15 0.07 MOB SCH East 0.86 0.14 NF ALF MOB IL / CCRC SCH East 0.37 0.27 0.16 0.12 0.08 Data: Investment balance as of 6/30/06 Data: Investment balance as of 6/30/06

Combined Geographic Concentration Other FL MA OH TX NC East 0.51 0.14 0.11 0.09 0.08 0.07 Other FL TX NV CA GA East 0.21 0.29 0.22 0.093 0.096 0.09 Other FL TX MA CA OH East 0.51 0.16 0.1 0.09 0.07 0.07 Data: Investment balance as of 6/30/06

Diversified Tenant Base Others Emeritus Brookdale Life Care Merrill Tara Cares East 0.57 0.12 0.1 0.08 0.07 0.06 Remaining Southwest Foundation Doctors Baptist Cooper East 0.83 0.0515 0.0407 0.0296 0.0263 0.0234 Others Emeritus Brookdale Life Care Merrill Tara Cares East 0.65 0.1 0.08 0.06 0.06 0.05 Data: (a) Investment balance as of 6/30/06 (b) Square feet as of 6/30/06 (b) Square feet as of 6/30/06 (b) Square feet as of 6/30/06

Strong Portfolio Maturity Profile Strong Portfolio Maturity Profile Strong Portfolio Maturity Profile Data: % of revenues as of 6/30/06

Pro-forma Credit Metrics Leverage - 6/30/06 Debt to undepreciated book cap of 45% Debt to book of 49% Coverage - YTD 6/30/06 Interest coverage of 2.9x Fixed charge coverage of 2.5x Secured debt at 13% of total capitalization Intend to reduce to < 10% Manageable debt maturity schedule No significant near-term Windrose maturities Combines with Health Care REIT's limited near term maturities

Financial Impact Transaction anticipated to be accretive to 2007 FFO per share Will provide initial 2007 guidance concurrent with fourth quarter 2006 earnings release in February 2007 Intend to maintain investment grade balance sheet Target 40-45% debt-to-undepreciated book capitalization Anticipate $1.0-$2.0 million in annualized SG&A savings Health Care REIT to provide $150 million line of credit to Windrose to fund additional investments through closing

SOURCES OF ADDITIONAL INFORMATION

Health Care REIT Corporate Profile - 6/30/06 Self-administered health care REIT NYSE listed company (Ticker: HCN) Equity market capitalization in excess of $2.0 billion Invest in health care facilities and seniors housing 464 properties, 57 operators, 37 states $3.3 billion of gross real estate investments Current investment types Independent Living / CCRC Assisted Living Skilled Nursing

Health Care REIT Financial Data Health Care REIT Financial Data

Health Care REIT Balance Sheet Data Health Care REIT Balance Sheet Data

Additional Information About the Merger Additional Information and Where to Find It In connection with this proposed transaction, a registration statement of Health Care REIT, which will contain a proxy statement/prospectus, will be filed with the United States Securities and Exchange Commission ("SEC"). Investors are urged to carefully read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to obtain the registration statement, including the proxy statement/prospectus, and all other relevant documents filed by Health Care REIT or Windrose with the SEC free of charge at the SEC's Web site www.sec.gov or, with respect to documents filed by Health Care REIT, from Health Care REIT Investor Relations at One SeaGate, Suite 1500, P.O. Box 1475, Toledo, Ohio, 43603-1475, 419-247-2800 and, with respect to documents filed by Windrose, from Windrose Investor Relations at 3502 Woodview Trace, Suite 210, Indianapolis, Indiana, 46268, 317-860-8875. Participants in the Solicitation The respective directors, trustees, executive officers and other members of management and employees of Health Care REIT and Windrose may be deemed to be participants in the solicitation of proxies from the shareholders of Windrose in favor of the transactions. Information about Health Care REIT and its directors and executive officers, and their ownership of Health Care REIT securities, is set forth in the proxy statement for Health Care REIT's 2006 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2006. Information about Windrose and its trustees and executive officers, and their ownership of Windrose securities, is set forth in the proxy statement for the 2006 Annual Meeting of Shareholders of Windrose, which was filed with the SEC on April 10, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

Safe Harbor - Non-GAAP Financial Measures Health Care REIT and Windrose believe that net income, as defined by U.S. generally accepted accounting principles ("U.S. GAAP"), is the most appropriate earnings measurement. However, Health Care REIT and Windrose consider funds from operations ("FFO") and funds available for distribution ("FAD") to be useful supplemental measures of its operating performance. Historical cost accounting for real estate assets in accordance with U.S. GAAP implicitly assumes that the value of real estate assets diminishes predictably over time as evidenced by the provision for depreciation. However, since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient. In response, the National Association of Real Estate Investment Trusts ("NAREIT") created FFO as a supplemental measure of operating performance for REITs that excludes historical cost depreciation from net income. FFO, as defined by NAREIT, means net income, computed in accordance with U.S. GAAP, excluding gains (or losses) from sales of real estate, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FAD represents FFO excluding the net straight line rental adjustments. EBITDA stands for earnings before interest, taxes, depreciation and amortization. Health Care REIT and Windrose believe that EBITDA, along with net income and cash flow provided from operating activities, is an important supplemental measure because it provides additional information to assess and evaluate the performance of its operations. Additionally, restrictive covenants in Health Care REIT's and Windrose's long-term debt arrangements contain financial ratios based on EBITDA. Health Care REIT and Windrose primarily utilizes EBITDA to measure interest coverage ratio, which represents EBITDA divided by interest expense, and fixed charge coverage ratio, which represents EBITDA divided by fixed charges. Fixed charges include interest expense, secured debt principal amortization and preferred stock dividends. In April 2002, the Financial Accounting Standards Board issued Statement No. 145 that requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items as previously required under Statement No. 4. Health Care REIT and Windrose adopted the standard effective January 1, 2004 and have properly reflected any losses on extinguishment of debt which may not be added back to net income in the calculation of FFO, FAD and EBITDA. Although Health Care REIT and Windrose have adopted this treatment, they have also disclosed FFO, FAD and EBITDA adjusted for the loss on extinguishment of debt for enhanced clarity. In October 2003, NAREIT informed its member companies that the SEC had changed its position on certain aspects of the NAREIT FFO definition, including impairment charges. Previously, the SEC accepted NAREIT's view that impairment charges were effectively an early recognition of an expected loss on an impending sale of property and thus should be excluded from FFO similar to other gains and losses on sales. However, the SEC's clarified interpretation is that recurring impairments taken on real property may not be added back to net income in the calculation of FFO and FAD. Although Health Care REIT and Windrose have adopted this recommendation, they have also disclosed FFO and FAD adjusted for the impairment charge in 2004 for enhanced clarity. FFO, FAD and EBITDA are financial measures that are widely used by investors, equity and debt analysts and rating agencies in the valuation, comparison, rating and investment recommendations of companies. Management of Health Care REIT and Windrose use these financial measures to facilitate internal and external comparisons to historical operating results and in making operating decisions. FFO, FAD and EBITDA do not represent net income or cash flow provided from operating activities as determined in accordance with U.S. GAAP and should not be considered as alternative measures of profitability or liquidity. Finally, FFO, FAD and EBITDA, as defined by Health Care REIT and Windrose, may not be comparable to similarly entitled items reported by other real estate investment trusts or other companies. Please refer to the following slides for reconciliations of FFO, FAD and EBITDA.

FFO Reconciliations FFO Reconciliations

FAD Reconciliations FAD Reconciliations

EBITDA Reconciliations EBITDA Reconciliations

Pro-Forma EBITDA Reconciliations Pro-Forma EBITDA Reconciliations

Health Care REIT and Windrose Announce Merger Agreement September 13, 2006
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.